SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2001 (February 6, 2001)

HUDSON'S GRILL INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)

Texas
(State or other jurisdiction of incorporation)

333-94797
(Commission or File Number)

75-2738727
(IRS Employer Identification Number)

16970 Dallas Parkway, Suite 402, Dallas, Texas 75248
(Address of Principal Executive Offices)

Issuer's telephone number, including area code:
(972) 931-9237

Item 4. Changes in Registrant's Certifying Accountant.

Hudson's Grill International, Inc. (the "Company"), a Texas corporation based in Dallas, Texas, announced that it had changed its certifying accountant. King Griffin & Adamson P.C. ("KGA") will become the Company's new certifying accountant, replacing Hein + Associates LLP ("Hein"). Hein + Associates LLP was dismissed on February 1, 2001, and KGA agreed to become the Company's new certifying accountant. KGA and the Company have signed a retainer agreement.

In its opinion rendered in its 1999 audit of the Company, Hein stated the following:

> "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and currently has a shareholders' deficit, which raise substantial doubt about its ability to continue as a going concern. Managements's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Hein's opinion about the 1999 audit was not otherwise qualified or modified.

The decision to change certifying accountants was recommended and approved by the Company's Board of Directors. The Company is not aware of any disagreements with Hein as to any aspect of accounting principles or practices, financial statement disclosures, or auditing scope and procedure in connection with Hein's reports.

The Company likewise is not aware of any advice by Hein that: (1) the internal controls necessary for the Company to develop reliable financial statements did not exist; (2) any information had come to Hein's attention that would lead Hein to no longer be able to rely on management's representations or that Hein was unwilling to be associated with the financial statements prepared by management; (3) Hein needed to expand significantly the scope of its audit, or that information had come to Hein's attention, that if further investigated would have materially impacted the fairness or reliability of its reports or caused it to be unwilling to rely on management's representations; or (4) information had come to Hein's attention that it had concluded materially would have impacted the fairness or reliability of its reports or the Company's financial statements.

The Company has not consulted with KGA about any accounting or auditing issues related to the Company or Hein (other than KGA's potential engagement as the Company's certifying accountant) during the Company's two most recent fiscal years and the subsequent interim periods prior to KGA's engagement.

Item 7. Exhibits.

1. Press Release dated February 6, 2001, regarding the change in certifying accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 6, 2001

HUDSON'S GRILL
INTERNATIONAL, INC.,
Registrant

s/s David L. Osborn
David L. Osborn, President

f\sec\010206.o01

Hudson's Grill International, Inc.

16970 Dallas Parkway

Suite 402

Dallas, Texas 75248-1928

For Immediate Release

Contact: Robert Fischer

Telephone: 214-361-7301

e-mail: getinfo@hudsonsgrill.com

Hudson's Grill Changes Certifying Accountants

Tuesday, February 6, 2001

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that it had changed its certifying accountants. Beginning February 6, 2001, Hudson's new certifying accountants will be King Griffin & Adamson P.C., who are based in Dallas, Texas. They will be taking over the company's auditing responsibilities from Hein + Associates LLP. The change was approved by the company's board of directors and was not the result of any disagreements with Hein. Likewise, it was not the result of any negative advice or information provided by Hein.

Hudson's Grill International is a public company, but it is not currently being actively traded because it does not yet have a market maker. The company plans on soliciting market makers, and if such can be established, the company's class A common shares will be traded over the counter on the bulletin board under the NASD symbol HGII.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."